CONSULTING AGREEMENT

THIS AGREEMENT FOR CONSULTING SERVICES (the "Agreement") is entered into and effective as of November 30, 2002 by and between GPAV Investments Ltd., of 7456 Burris Street, Burnaby, BC V5E 1Y8 (the "Consultant"), and Green Fusion Corporation, a Corporation ("Green Fusion" or the "Company").

WHEREAS:

1.	Green Fusion engaged the Consultant to broker the sale of House of Brussels retail stores to Black Horse Enterprises Inc. ("Black Horse"). The Company also engaged the Consultant to assist with the brokering of future licensing and franchising of House of Brussels retail stores throughout Canada.

2.	The Consultant has preformed various duties as a Consultant including brokering the sale of House of Brussels retail stores to Black Horse and has made arrangements for future licensing and franchising of retail stores throughout Canada.

3.	The Consultant and the Company have agreed to reimburse the Consultant for services in the form of restricted shares.

THEREFORE in consideration of entering into this Agreement and accepting restricted shares in lieu of cash payment, Green Fusion shall issue to the Consultant a total of 2,500,000 shares of Green Fusion’s common stock which shares are fully paid upon the execution hereof and the binding of the Consultant to the obligations herein.

DATED this 30th day of November 2002.

Grant Petersen, Chairman of the Board	GPAV Investments Ltd.
Green Fusion Corporation